UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                Ronco Corporation
                                (Name of Issuer)




                                  Common Stock
                           Par Value $.00001 Per Share
                         (Title of Class of Securities)

                                    776292104
                      (CUSIP Number of Class of Securities)

                               Jeffrey A. Welikson
                                    Secretary
                          Lehman Brothers Holdings Inc.
                     1301 Avenue of the Americas, 5th Floor
                               New York, NY 10019
                                 (212) 526-0858

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)



                                  June 30, 2005
             (Date of Event which required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 (b)for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 776292104


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lehman Brothers Holdings Inc.
          13-3216325

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 795,756

                                  8.     SHARED VOTING POWER 0

                                  9.     SOLE DISPOSITIVE POWER 795,756

                                  10.    SHARED DISPOSITIVE POWER 0

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  795,756

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%1
                  *See Item 5(a)

      14.         TYPE OF REPORTING PERSON: HC/CO

1 Based on 2,091,605 shares of the Issuer's common stock outstanding as of November 30, 2005 as reported on Form 10-Q filed by the Issuer on December 6, 2005 and 795,756 shares of common stock issuable upon conversion of Series A Convertible Preferred shares.


CUSIP No. 776292104


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Lehman Brothers Inc.
          13-2518466

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 795,756

                                  8.     SHARED VOTING POWER -0-

                                  9.     SOLE DISPOSITIVE POWER 795,756

                                  10.    SHARED DISPOSITIVE POWER -0-

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  795,756

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%1
                  *See Item 5(a)

      14.         TYPE OF REPORTING PERSON: CO

1 Based on 2,091,605 shares of the Issuer's common stock outstanding as of November 30, 2005 as reported on Form 10-Q filed by the Issuer on December 6, 2005 and 795,756 shares of common stock issuable upon conversion of Series A Convertible Preferred shares.


CUSIP No. 776292104


       1. NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          LB I Group Inc.
          13-2741778

       2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a) [ ]
          (b) [ ]

       3. SEC USE ONLY


       4. SOURCE OF FUNDS WC

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

       6. CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

     NUMBER OF SHARES
BENEFICIALLY OWNED BY EACH        7.     SOLE VOTING POWER
   REPORTING PERSON WITH                 795,756

                                  8.     SHARED VOTING POWER 0

                                  9.     SOLE DISPOSITIVE POWER 795,756

                                  10.    SHARED DISPOSITIVE POWER 0

      11.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  795,756

      12.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES   [   ]

      13.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6%1
                  *See Item 5(a)

      14.         TYPE OF REPORTING PERSON: CO


1 Based on 2,091,605 shares of the Issuer's common stock outstanding as of November 30, 2005 as reported on Form 10-Q filed by the Issuer on December 6, 2005 and 795,756 shares of common stock issuable upon conversion of Series A Convertible Preferred shares.


ITEM 1.  SECURITY AND ISSUER

This statement relates to the Common Stock, $.00001 par value per share (the "Common Stock"), of Ronco Corporation, a Delaware corporation ("Ronco"). The address of the principal executive offices of Ronco is 21344 Superior Street, Chatsworth CA 91311.

ITEM 2.  IDENTITY AND BACKGROUND

     This statement is filed on behalf of the following Reporting Persons:

     Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), 745 Seventh Avenue
     New York, NY 10019

     Holdings, through its subsidiaries, is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients. Holdings is the direct 100% parent of Lehman Brothers Inc.

     Lehman Brothers Inc., a Delaware corporation ("LBI"),
     745 Seventh Avenue
     New York, NY 10019

     LBI is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and is a wholly-owned subsidiary of Holdings and the direct 100% parent Company of LB I Group Inc.

     LB I Group Inc., a Delaware corporation ("LB I Group")
     745 Seventh Avenue
     New York, New York 10019

     LB I Group is a wholly-owned subsidiary of LBI.

     The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of the Reporting Persons are set forth in Appendix A hereto.

     None of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Appendix B attached hereto and incorporated herein by reference, been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE OF FUNDS OR OTHER CONSIDERATION

                  See Item 4. The source of the funds employed to pay the purchase price of $3,000,000 referred to in Item 4 was general working capital of the Reporting Persons.



ITEM 4.     PURPOSE OF TRANSACTION

              On June 30, 2005 Ronco entered into a Subscription Agreement (the "Subscription Agreement"), with LB I Group Inc. Pursuant to the Subscription Agreement, LB I Group Inc. purchased from Ronco $3,000,000 aggregate principal amount of Series A Convertible Preferred Stock (the "Preferred Stock"). Each share of Preferred Stock is immediately convertible into one share of Common Stock at the option of the holder.

     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)      See Items 11 and 13 of the cover page for each Reporting Persons.

              The Reporting Persons beneficially owns 795,756 shares of common stock which are issuable upon conversion of 756,756 shares of convertible preferred stock that are immediately convertible. As required by SEC rules, only the shares of common stock issuable upon conversion of the preferred stock owned by the Reporting Persons are deemed to be outstanding for purposes of determining the percentage of the class owned by the Reporting Persons, and the shares of common stock issuable upon conversion of preferred stock owned by persons other than the Reporting Persons are not deemed to be outstanding. If such shares of common stock issuable upon conversion of preferred stock owned by persons other than the Reporting Persons were deemed to be outstanding, the percent of class represented by the common stock beneficially owned by the Reporting Persons would be 6.0%.


     (b)      See Items 7 through 9 of the cover page for each Reporting
              Person .

     (c)      Not Applicable.

     (d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Appendix A hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.

     (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Subscription Agreement dated as of June 30, 2005 between Ronco Corporation and LB I Group Inc. (the form of which was filed as Exhibit 10.8 to Ronco Corporation's Current Report on Form 8-K filed July 1, 2005 and incorporated herein by reference)

     Certificate of Designation of Powers, Preferences and Rights of the Series A Convertible Preferred Stock of the Registrant (the form of which was filed as Exhibit 4.1 to Ronco Corporation's Current Report on Form 8-K filed July 1, 2005 and incorporated herein by reference)


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006

                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By: /s/ Barrett S. DiPaolo
                                        Name: Barrett S. DiPaolo
                                        Title: Vice President


                                        LEHMAN BROTHERS INC.

                                        By: /s/ Barrett S. DiPaolo
                                        Name: Barrett S. DiPaolo
                                        Title:  Senior Vice President


                                        LB I GROUP INC.

                                        By: /s/ Barrett S. DiPaolo
                                        Name: Barrett S. DiPaolo
                                        Title: Authorized Signatory




From time to time, the firm and its employees are the subject of inquiries and investigations conducted by regulatory authorities, including but not limited to the SEC, MSRB, NASD, NYSE and state securities regulators. Lehman Brothers routinely cooperates freely with such investigations. The Firm is also involved, from time to time, in civil legal proceedings and arbitration proceedings concerning matters arising in connection with the conduct of this business. Although there can be no assurance as to the ultimate outcome, the firm has denied, or believes it has meritorious defenses and will deny, liability in all significant cases pending against it, and intends to defend actively each such case. All material proceedings in which there has been a final determination against Lehman Brothers, and all material litigations involving Lehman Brothers, have been reported on the Firm's Annual Report on Form 10-K, Quarterly Report on Form 10-Q or the Firm's Form BD, each of which is on file with the Securities and Exchange Commission.



                                    EXHIBIT A

                       SCHEDULE 13D JOINT FILING AGREEMENT


         The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

         (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

         (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.



                                        LEHMAN BROTHERS HOLDINGS INC.


                                        By: /s/ Barrett S. DiPaolo
                                        Name: Barrett S. DiPaolo
                                        Title: Vice President


                                        LEHMAN BROTHERS INC.

                                        By: /s/ Barrett S. DiPaolo
                                        Name: Barrett S. DiPaolo
                                        Title:  Senior Vice President


                                        LB I GROUP INC.

                                        By: /s/ Barrett S. DiPaolo
                                        Name: Barrett S. DiPaolo
                                        Title: Authorized Signatory




                                   Appendix A

                          LEHMAN BROTHERS HOLDINGS INC.

                               BOARD OF DIRECTORS



NAME/TITLE                                                               BUSINESS ADDRESS


MICHAEL L. AINSLIE                                                       Lehman Brothers Holdings Inc.
Private Investor and former                                              745 Seventh Avenue
President and Chief Executive                                            New York, NY 10019
Officer of Sotheby's Holdings

JOHN F. AKERS                                                            Lehman Brothers Holdings Inc.
Retired Chairman of International                                        745 Seventh Avenue
Business Machines Corporation                                            New York, NY 10019

ROGER S. BERLIND                                                         Lehman Brothers Holdings Inc.
Theatrical Producer                                                      745 Seventh Avenue
                                                                         New York, NY 10019

THOMAS H. CRUIKSHANK                                                     Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive                                     745 Seventh Avenue
Officer of Halliburton Company                                           New York, NY 10019

MARSHA JOHNSON EVANS                                                     Lehman Brothers Holdings Inc.
President of American Red Cross                                          745 Seventh Avenue
                                                                         New York, NY 10019

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019

SIR CHRISTOPHER GENT                                                     Lehman Brothers Holdings Inc.
Non-Executive Chairman of GlaxoSmithKline Plc                            745 Seventh Avenue
                                                                         New York, NY 10019

ROLAND A. HERNANDEZ                                                      Lehman Brothers Holdings Inc.
Retired Chairman and Chief Executive                                     745 Seventh Avenue
Officer of Telemundo Group, Inc.                                         New York, NY 10019



HENRY KAUFMAN                                                            Lehman Brothers Holding Inc.
President of Henry Kaufman                                               745 Seventh Avenue
& Company, Inc.                                                          New York, NY 10019

JOHN D. MACOMBER                                                         Lehman Brothers Holdings Inc.
Principal of JDM Investment Group                                        745 Seventh Avenue
                                                                         New York, NY 10019

DINA MERRILL                                                             Lehman Brothers Holdings Inc.
Director and Vice Chairman                                               745 Seventh Avenue
of RKO Pictures, Inc. and Actress                                        New York, NY 10019

All of the above individuals are citizens of the United States, except for Sir
Christopher Gent, who is a citizen of the United Kingdom..



                          LEHMAN BROTHERS HOLDINGS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                                               BUSINESS ADDRESS

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019
JONATHAN E. BEYMAN                                                       Lehman Brothers Holdings Inc.
Chief of Operations and Technology                                       745 Seventh Avenue
                                                                         New York, NY 10019

DAVID GOLDFARB                                                           Lehman Brothers Holdings Inc.
Chief Administrative Officer                                             745 Seventh Avenue
                                                                         New York, NY 10019

JOSEPH M. GREGORY                                                        Lehman Brothers Holdings Inc.
President and Chief Operating Officer                                    745 Seventh Avenue
                                                                         New York, NY 10019

CHRISTOPHER O'MEARA                                                      Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller                                   745 Seventh Avenue
                                                                         New York, NY 10019

THOMAS A. RUSSO                                                          Lehman Brothers Holdings Inc.
Chief Legal Officer                                                      745 Seventh Avenue
                                                                         New York, NY 10019

All above individuals are citizens of the United States.


                              LEHMAN BROTHERS INC.

                               BOARD OF DIRECTORS

NAME/TITLE                                                               BUSINESS ADDRESS

THOMAS A CRUIKSHANK                                                      Lehman Brothers Holdings Inc.
Retired Chairman and Chief                                               745 Seventh Avenue
Executive Officer of Halliburton                                         New York, New york 10019
Company

HOWARD L. CLARK, JR.                                                     Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019

FREDERICK FRANK                                                          Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019

HARVEY M. KRUEGER                                                        Lehman Brothers Holdings Inc.
Vice Chairman                                                            745 Seventh Avenue
                                                                         New York, NY 10019

All above individuals are citizens of the United States.




                              LEHMAN BROTHERS INC.

                               EXECUTIVE OFFICERS

NAME/TITLE                                                               BUSINESS ADDRESS

RICHARD S. FULD, JR.                                                     Lehman Brothers Holdings Inc.
Chairman and Chief Executive Officer                                     745 Seventh Avenue
                                                                         New York, NY 10019

DAVID GOLDFARB                                                           Lehman Brothers Holdings Inc.
Chief Administrative Officer                                             745 Seventh Avenue
                                                                         New York, NY 10019

JOSEPH M. GREGORY                                                        Lehman Brothers Holdings Inc.
President and Chief Operating Officer                                    745 Seventh Avenue
                                                                         New York, NY 10019

JONATHAN E. BEYMAN                                                       Lehman Brothers Holdings Inc.
Chief of Operations and Technology                                       745 Seventh Avenue
                                                                         New York, NY 10019

CHRISTOPHER O'MEARA                                                      Lehman Brothers Holdings Inc.
Chief Financial Officer and Controller                                   745 Seventh Avenue
                                                                         New York, NY 10019

THOMAS A. RUSSO                                                          Lehman Brothers Holdings Inc.
Chief Legal Officer                                                      745 Seventh Avenue
                                                                         New York, NY 10019

All above individuals are citizens of the United States.



                                 LB I GROUP INC.

                               BOARD OF DIRECTORS


 NAME                                                         BUSINESS ADDRESS


 Edward S. Grieb                                              745 Seventh Avenue
                                                              New York, NY 10019



 Christopher M. O'Meara                                       745 Seventh Avenue
                                                              New York, NY 10019






                               EXECUTIVE OFFICERS

 NAME                                                                   BUSINESS ADDRESS

 Charles Ayres                                                           745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Dexter E. Senft                                                         745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Micheal I. Brill                                                        745 Seventh Avenue
 Managing Director                                                       New York, NY 10019


Thomas Banahan
 Managing Director                                                       745 Seventh Avenue
                                                                         New York, NY 10019

 Edward B. McGeough                                                      745 Seventh Avenue
 Managing Director                                                       New York, NY 10019


 Brian P. Wade                                                           745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Jarett Wait                                                             745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Alan Waskowitz                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Jeffrey S. Wecker                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Steven L. Berkenfeld                                                    745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Thomas E. Bernard                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Michael S. Castleman                                                    745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

James R. Emmert                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

Edward S. Grieb                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

Robert G. Hedlund III                                                    745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

Ruth E. Horowitz                                                         745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 William J. Hughes                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Alex Kirk                                                               745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Henry Klein                                                             745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 William E. Lighten                                                      745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Kurt A. Locher                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Raymond C. Mikulich                                                     745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Michael J. Odrich                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Robert D. Redmond                                                       745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 James P. Seery                                                          745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Anthony D. Tutrone                                                      745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Mark A. Walsh                                                           745 Seventh Avenue
 Managing Director                                                       New York, NY 10019

 Murat Erkurt                                                            745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Anthony F. Felella                                                      745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Gerard J. Fox                                                           745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Kevin R. Genirs                                                         745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Eric C. Salzman                                                         745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 David S. Stonberg                                                       745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019

 Jerry Truzzolino                                                        745 Seventh Avenue
 Senior Vice President                                                   New York, NY 10019


Above individuals are citizens of the United States.
